# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FEMASYS INC, CIK 0001339005
CUSIP: 31447E105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3950 JOHNS CREEK COURT, SUITE 100, SUWANEE, Georgia (GA), 30024
Date of event which requires filing of this statement: 03/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001157075

## Reporting persons
- PharmaCyte Biotech, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 4,932,825; shared voting power 0; sole dispositive power 4,932,825; shared dispositive power 0; aggregate amount beneficially owned 4,932,825 (7.87% of the class)
  Comment: For Items 5 and 7: Includes (i) 695,537 shares of common stock, par value $0.001 ("Common Stock"), of Femasys Inc. (the "Issuer"), and (ii) Series A warrants immediately exercisable for 4,237,288 shares of Common Stock, subject to a 19.99% beneficial ownership limitation.
  
  For Item 11: Based on the quotient obtained by dividing (i) the number of shares of Common Stock beneficially owned by PharmaCyte Biotech, Inc. (the "Reporting Person") by (ii) the sum of (a) 58,479,824 shares of Common Stock outstanding as of November 13, 2025, as reported in the Issuer's 10-Q, filed with the Securities Exchange Commission on November 14, 2025, and (b) 4,237,288 shares of Common Stock issuable upon exercise of the Series A warrants held by the Reporting Person.
  
  Introductory Note: This Schedule 13G amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 22, 2023 (as amended from time to time, the "Schedule 13D") by PharmaCyte Biotech, Inc., a Nevada corporation (the "Reporting Person"), relating to its beneficial ownership in Femasys Inc. (the "Issuer"). On March 17, 2026, Joshua Silverman, Chairman, Chief Executive Officer and President of the Reporting Person, resigned from the Issuer's Board of Directors. As of the filing of this Schedule 13G, the Reporting Person does not hold the securities with the purpose or effect of changing or influencing control of the Issuer. As such, this Schedule 13G is deemed to amend the Schedule 13D.

## Item 1. Issuer
Name of issuer: FEMASYS INC
Address of issuer's principal executive offices: 3950 Johns Creek Court, Suite 100, Suwanee, GA

## Item 2. Person Filing
Name of person filing: PharmaCyte Biotech, Inc.
Address of principal business office or, if none, residence: PharmaCyte Biotech, Inc., 3960 Howard Hughes Parkway, Suite 500, Las Vegas, Nevada 89169.
Citizenship: The Reporting Person is a Nevada corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this paragraph is set forth in the cover pages to this Schedule 13G and is incorporated herein by reference.
Percent of class: The information required by this paragraph is set forth in the cover pages to this Schedule 13G and is incorporated herein by reference. Percentage ownership is based on 58,479,824 shares of Common Stock outstanding as of November 13, 2025, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2025 filed with the Securities and Exchange Commission on November 14, 2025.
Sole power to vote or to direct the vote: The information required by this paragraph is set forth in the cover pages to this Schedule 13G and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this paragraph is set forth in the cover pages to this Schedule 13G and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this paragraph is set forth in the cover pages to this Schedule 13G and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this paragraph is set forth in the cover pages to this Schedule 13G and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PharmaCyte Biotech, Inc.: /s/ Joshua N. Silverman, Joshua N. Silverman, Chief Executive Officer and President (03/18/2026)